www.excellonresources.com

EXCELLON PROVIDES UPDATE ON RESTART OF OPERATIONS

Toronto, Ontario – June 1, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT, OTC:EXLLF and FRA:E4X1) (“Excellon” or the “Company”) is pleased to announce that the Mexican Government has officially declared mining an essential business in the Federal Registry and companies can commence the restart of operations beginning on June 1st provided that they meet established COVID-19 guidelines. At this time, the Company’s Platosa and Miguel Auza operations in Mexico are preparing for a safe restart in the immediate term.

“We are pleased that the Government of Mexico has confirmed mining as an essential service, facilitating the restart of our operations,” stated Brendan Cahill, President and CEO. “Our operations and those of the mining industry throughout Mexico are critical to economic activity in the country and to the well-being of our employees and the communities that rely on our presence. We will continue to implement our protocols and remain vigilant to protect our employees, their families and the wider communities as we restart operations. During the suspension of operations, we have also focused on planning a series of cost-saving and efficiency initiatives, which we will implement as operations resume.”

During the suspension, critical pumping and routine maintenance of critical infrastructure continued at both Platosa and Miguel Auza to ensure a smooth restart of operations. The Company is also reviewing exploration programs to determine a safe restart. The Company has not reported any cases of COVID-19 and there have been minimal cases reported in the surrounding communities.

The Company has progressed several improvement plans that are expected to materially reduce operating costs. Specifically, the Company is finalizing preparations with a new energy provider, has reduced its labour force and is negotiating or implementing a series of other optimization or cost-saving initiatives. The switch in energy providers is expected to result in a significant decrease in unit rates, with energy recently accounting for approximately 40% of operational expenditures.

The Company has been implementing a series of measures to protect its workforce and the local communities over the past two months based on evolving international best practice from the U.S. Centers for Disease Control and the mining industry. The Company is reviewing those measures to ensure that they are fully functional and meet the Mexican Government requirements prior to resuming operations. The Company has provided detailed plans to the Undersecretariat of Mining and the Health Ministry to demonstrate compliance with the prescribed requirements.

The Company’s response to COVID-19 included implementation of the following:

●	Routine health checks of all persons entering our business units;
●	Procuring the necessary personal protective equipment and other materials necessary for effective COVID-19 response;
●	Physical distancing within the workplace;
●	Prohibiting entry of visitors and contractors;
●	Limiting entry of suppliers to those delivering critical operational materials; and
●	Engaging with local communities to raise COVID-19 awareness, encouraging people to remain at home and practice physical distancing and providing locally made cloth masks to the communities of Bermejillo and Miguel Auza.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer or

Anna Ladd-Kruger, Chief Financial Officer & VP Corporate Development (416) 364-1130

info@excellonresources.com www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.